INDOSAT WILL PAY DIVIDEND OF 48% OF NET PROFIT FOR YEAR  2003

OR Rp 145.55 PER SHARE

Jakarta, June 22nd 2004, Indosat Annual General Meeting of Shareholders (AGMS) for the year 2004 which was held today, has approved the Annual Report of the Company and ratified the Financial Statements of the Company for the financial year ended 31 December 2003. The company booked operating revenue amounted to Rp. 8.235,3 billion and   net profit for the year 2003 amounted to Rp. 1.570,0 billion. Indosat AGMS has also approved the acquittal and discharge of the Board of Commissioners from their responsibilities on the supervisory actions and the Board of Directors from their responsibilities on the management actions.

President Director of INDOSAT, Widya Purnama said that AGMS also determined the allocation of the net profit for the financial year 2003 with the following compositions: 48% allocated for dividend or amounting to  Rp. 145,55 per share, 51% allocated for re-investment and working capital, and 1% for reserve fund.

According to the Capital Market Regulations, a dividend per share of Rp. 145,55 will be paid in one time  payment on 29 July 2004 to the shareholders who are recorded in the shareholders register as of 16 July 2004.

The meeting has also approved the bonus for the Board of Commissioners for the year 2003 and remuneration for the year 2004.

One of the AGMS resolution had also approved the exercise price of the second phase  Employee Stock Option Program (ESOP) program. The approval was consistent with  the  resolution of INDOSAT AGMS which was held on 26 June 2003 regarding the approval on ESOP.

AGMS also approved the appointment of Prasetio, Sarwoko and Sandjaja (Member of Ernst & Young Global) as the Company’s Independent Auditor for the year 2004.

Due to the end of the Commissioners office  for the period 2000 – 2004,  the AGMS has  approved the appointment of the new Board of Commissioners for the period 2004 – 2008 as follows :

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Peter Seah Lim Huat, President Commissioner

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Roes Aryawijaya, Commissioner

•

Umar Rusdi, Commissioner

•

Lee Theng Kiat, Commissioner

•

Sio Tat Hiang, Commissioner

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Sum Soon Lim, Commissioner

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Lim Ah Doo, Commissioner Independent

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Eva Riyanti Hutapea, Commissioner Independent

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Mohamad Ikhsan, Commissioner Independent

Furthermore, AGMS also approved the new appointment of Mr. Raymond Tan Kim Meng as the Operations and Quality Improvement Director hence the Indosat’s Board of Directors for the period until 2005 are as follows :

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Widya Purnama, President Director

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Ng Eng Ho, Deputy President Director

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Wityasmoro Sih Handayanto, Business Development Director

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Hasnul Suhaimi, Cellular Marketing Cellular

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Wahyu Wijayadi, Fixed Telecommunications and MIDI Director

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Nicholas Tan Kok Peng, Finance Director

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Sutrisman, Corporate Services Director

•

Raymond Tan Kim Meng, Operational and Quality Improvement Director

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). On 31 March 2004, Indosat’s cellular subscribers were 6.59 million. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT)

For further information, please contact :

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email :  investor@indosat.com

Website : www.indosat.com

Divisi Hubungan Masyarakat

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelation@indosat.com

Website:www.indosat.com